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INVEST IN **SYLLABY**

All-in-one AI based full automation for social media marketing

syllaby.io   Alexandria, VA

| Technology | B2C | Mobile Apps | AI | Subscription |

Highlights

1   In 12 months we project over 23,000 new customers

2   We have developed our own proprietary AI avatar technology (Real Clones)



(3) We have already generated more revenue than our initial investment.

(4) We have an opted in email list of 150,000+ that have expressed interest in Syllaby

(5) We have raised initial funds From Venture Capital

(6) $925K run rate and avg of 10% growth month over month

(7) 20 full-time in-house staff

(8) Our founder has ~3 million social media followers engaged in the subject matter

Featured Investor



J Gregory Giagnocavo
Invested $26,000 ⓘ

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"I consider Syllaby to be an excellent investment for two main reasons— the Founders and the Product capabilities.

The Founders are strong in both tech and, marketing. which are building blocks of success. The Oroduct has been performing very well and the team has continued to add new in-demand features

The Product offers capabilities, features and benefits that are, and will be, in high demand.

Product-market fit has already been proven   thousands of current costumers

Product market fit has already been proven ... thousands of current costumers.
"

Our Team



Austin Armstrong CEO

I am a nationally recognized thought leader in vertical video marketing, I have built a million dollar business with no college degree, I have a social media audience of ~3 million active followers



Ehsan Gharadjedaghi CFO/COO

Built a non-profit mental health service organization from ground up to $2M state and county contracting. Thriving private practice as clinical psychologist. Sought after speaker. Software engineering & IT system design expertise. Speaks 3 languages.



Anand Butani CTO

Anand recently served as AI/ML Product Manager at Dell (computers) where he helped launch 3 internal AI/ML products for catalog optimization, sales & supply forecasting, and centralized AI intelligence.

✅ Invest as little as $100 to invest early in our FAST growing AI marketing tool, Syllaby that's been growing by 10% month-over-month!

Early Bird Terms For First $200,000 Invested!

What Is Syllaby.Io?

We started as a social media marketing agency. We proved what worked not only for our own business, but over and over again for our clients. We took our repeatable process and turned it into Syllaby! This could save you thousands of dollars and countless hours by not having to hire an expensive agency to do this for you!

Syllaby let's you find the top questions your customers are searching for online. TikTok and YouTube are search engines after all! Using these prompts, you can create video scripts and videos that you know your customers are searching for, to convert more viewers into leads!

We also offer a content calendar and consistency tracker, so you can keep yourself accountable and build the habit of content creation!

We've also just recently added a built-in video editor and direct social media publishing! This allows you to ideate, create, and publish, all in one streamlined process within Syllaby!

I'd Like To Invest!

(As Low As $100, $500 or More For Perks



How We Make Money And Why You Should Invest With Us Today.

- We have a traditional SaaS subscription model where users pay monthly.
- We launched Syllaby 9 months ago and already 16,500+ new customers have signed up for Syllaby!
- We are averaging ~1000+ new customer signups every month
- Our current MRR is ~$77,000/month and growing every month
- Our current customer acquisition per customer cost is ~$10 because we've grown from organic social media marketing and word of mouth.
- We have over 2700 affiliates selling Syllaby for a 30% commission
- Current subscriber lifetime value is $231.46 which is increasing by ~20% each month

Check Out Our Highly Engaged Social Media Presence!


AI Video Script Generator
@syllaby
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Create Your Social Media Strategy
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syllaby
Community
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To #SyllabyCreators.
The official Syllaby.io community!
Syllaby Content Creators
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We have just begun an incredible movement online! Syllaby has a dedicated and very active Facebook group of 3600 members, over 25,000 social media followers, and an opted in email list of 165,000+ people who have expressed interest in Syllaby.

I'd Like To Invest!
(As Low As $100, $500 or More For Perks

What Customers Are Saying About Syllaby!


What People Think About Syllaby
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Our Plan For Using The Money Invested To Grow Syllaby

We are a product and marketing-led team at Syllaby, and that's exactly how we plan on continuing our incredible growth. Our plan is as follows:

- Continue hiring dedicated engineers and product owners to speed up our product and feature roadmaps for enhanced video editing capabilities and expand our custom content scheduler for social media channels.

- Developing mid-market and enterprise-tier solutions with annual contracts for higher ticket sales with a focus on Healthcare and Real Estate

- Hiring a dedicated sales team

- Building out our online communities for network effect

- Influencer marketing campaign across social media

- Paid advertising across social media and Google search ads

- Paid advertising behind our founder's social media presence(currently 2.7 million followers)

Ready To Invest? Check Out These Investment Perks We Are Offering!

👉 **Invest at $500 Level**

✅1 month of Syllaby free + Syllaby T-shirt

👉 **Invest at $1000 Level**

✅2-months of Syllaby free + Syllaby T-shirt + Syllaby Mug

👉 **Invest at $2500 Level**

✅6-months of Syllaby free + Syllaby T-shirt + Syllaby Mug

👉 **Invest at $5000 Level**

✅12-months of Syllaby free + Syllaby T-shirt + Syllaby Mug

👉 **Invest at $10,000 Level**

✅12-months of Syllaby free + Shout out on social media (2.7 million followers)

👉 **Invest at $25,000 Level**

✅12-months of Syllaby free + (2)Shout outs on social media (2.7 million followers) + 1 (60 min) private consultations

👉 **Invest at $50,000 Level**

✅lifetime access to Syllaby + (2) Shout outs on social media (2.7 million followers) + 2 (60 min) private consultations

👉 **Invest at $100,000 Level**

✅lifetime access to Syllaby + Lunch session with the Syllaby executive team + Listed as a sponsor at a future Syllaby event + (4) Shout outs on social media (2.7 million followers) + 4 (60 min) private consultations

I'd Like To Invest!





(As Low As $100, $500 or More For Perks

syllaby

Effortless Video Marketing:
Brainstorm, Create, Share!

www.syllaby.io



Script Length *
60 Secs
Select Voice
Select Voice
We are excited to announc
We are excited to announce Syllaby's new fea
integration. Are you ready to enhance your
experience like never before?

Traction



syllaby

*Per September 8th, 2023



Growth Matrix

Since launching syllaby on january 25th 2023, we have seen explosive growth and adoption! Here are some of our growth matrix.

16,200+
Trials started



1500+
Active paying customers



~10%
Month over month growth



MRR
$74,921.48 $0.00 previous year
$88,813.92
$0.00
Jan 1
Today



New trials
16,246 0 previous year
131
0
Jan 1
Today



Problems





syllaby

Shorts

- Business owners don’t know what topics to produce
- Struggle with what to say in videos
- Difficult staying consistent
- Camera-shyness hinders productivity
- Hiring a team is expensive











OBERLO
Demand for Video Content is Increasing
91%
of consumers want to see more online video content from brands.
(Wyzowl, 2023)

Team Setup

syllaby

Leveraging our extensive AI/ML engineering know-how, strategic product management, and innovative marketing capabilities, we've rapidly achieved success and are poised for continued growth.



Austin Armstrong

CEO

- 18+ years social media experience
- Personal brand W/ 3 million followers on social media



Anand Butani

CT
O

- 6+ years of experience in AI/ML
- Led AI teams at Dell, Pfizer & Genentech



DrG

COO

- Clinical Psychologist
- Senior Entrepreneur

Solution

syllaby

Using AI, we seamlessly navigate you through your entire social media journey- from idea generation to content creation and audience delivery. Providing unmatched efficiency and impa



 syllaby

syllaby's vision

To simplify digital marketing for every business owner around the world by disrupting the digital marketing agency model.



syllaby's mission

To provide the tools and processes that are bound to revolutionize your social media presence! Our purpose is to empower you with the means to create compelling video content, effortlessly and efficiently.



 syllaby

U.S. digital Marketing Software Market
size, by solution, 2020 – 2030 (USD Billion)





Source: https://www.grandviewresearch.com/industry-analysis/us-digital-marketing-software-market-report

What's unique about syllaby





Find hot topics for your industry.



AI-enforced video scripts, video generator, and editor.



Social media scheduling & notifications for more consistency.



Analytics associating success metrics with your campaigns.

Example







II. Advantages of Lowcode Nocode Development
A. Foster development process
B. Increased productivity and efficiency
C. Lower costs and resources required
D. Accessibility to non-technical users
E. Flexibility and scalability in application development
III. Limitations of Lowcode Nocode Development
A. Limited customization options
B. Dependency on platform capabilities
C. Potential performance and security concerns
D. Complexity of integrating with existing systems
Lowcode Nocode development offers speed, productivity, and cost savings. It enables non-technical users to create applications and offers flexibility and scalability. However, there are limitations, such as limited customization options and potential security concerns. But, Lowcode Nocode development has various use cases, such as rapid prototyping, automating workflows, and collaborative development. It can also be integrated with traditional development methods. Balance the capabilities, leverage it for front-end development, integrate with APIs, and collaborate with traditional developers. Embrace Lowcode Nocode development for efficient and innovative software creation.
Download
Open Link
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Publish

syllaby

Revenue model & financial projections

*Per October 23, 2023

Subscription-based model with sliding scale pricing based on usage.

$49, $89, $149 / Month

Typical SaaS costs: Software development, infrastructure, marketing, customer support, and general/administrative expenses

Our current projections predict we should reach $1.5 million ARR by end of December 2023

(**future projections are not guaranteed)

syllaby

We are looking to raise

We are looking to raise **$2 million** in funds at a **$10 million valuation** to hire key staff, build a sales and customer service team for mid-market sales, develop proprietary software additions to expand our Real Clone technology, and increase our marketing output. We believe this raise will help us 10x+ our revenue through these initiatives.

Staffin g — **45%**

Engineering
- Frontend
- Backend
- QA

Product
- Product Manager
- Product Designers

AI Research & Development — **25%**

- ML Researchers
- ML Engineers
- AI/ML Consultants

Marketing — **30%**

- Expanded paid advertising across google, social media, and AI-focused newsletter/publications
- Expanded influencer marketing promotions
- Sponsorships of in-person industry-specific events

Enterprise Sales Team

Targeted PR campaign

(Only $124k of the $2M will be solicited through Wefunder. Future projections are not guaranteed.)